Av Industrial 675
Lima 1 Perú

RECEIVED

2006 NOV 17 P 1:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

82-4567

Exemption pursuant to Rule 12g3-2(b)

T 511 336 7070
F 511 336 8331

Submission of: Other information

Lima, November 14th ,2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of September 30st, 2006 and our Management Report.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

06018576

PROCESSED
NOV 2 1 2006
THOMSON
FINANCIAL

dlw 11/20

www.ferreyros.com.pe

Ferreyros

RECEIVED

2006 NOV 17 P 1:18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 30 de septiembre del 2006. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactar con:
Liliana Montalvo, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4163
Email: lmontalvo@ferreyros.com.pe

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL TERCER TRIMESTRE DEL AÑO 2006

(Lima, Perú, 14 de noviembre del 2006).- Ferreyros, distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del tercer trimestre del 2006.

Las ventas al 30-09-06 ascendieron a S/.1,069.6 millones, en comparación con S/. 811.1 millones del mismo periodo del año anterior, un incremento de 31.9%.

La utilidad neta al 30-09-06 ascendió a S/ 69.8 millones en comparación con S/. 18.7 millones del mismo período del año anterior, un aumento de 275.4%. Este incremento en la utilidad neta ha sido alcanzado principalmente gracias a un crecimiento de 31.9% en las ventas, lo cual se explica por el dinamismo experimentado en casi todos los sectores económicos en los cuales la compañía realiza sus operaciones, especialmente en el sector minero debido al aumento en el precio de los minerales en el mercado internacional, y en el sector construcción de carreteras debido al inicio de importantes obras viales. Adicionalmente, la compañía ha logrado mantener los gastos de administración y de ventas con un crecimiento mínimo de 6.3%, muy por debajo del aumento en las ventas de 31.9%.

En nuestro informe de gerencia del 1T 2006, mencionamos que los volúmenes de ventas de repuestos y servicios alcanzados en dicho período no se mantendrían en el resto del año, debido a que se esperaba una disminución en la demanda de repuestos y servicios por parte de un cliente importante de la gran minería, como consecuencia de la estacionalidad de las reparaciones de su parque de maquinarias, situación que se ha cumplido, ya que las ventas de repuestos y servicios del 3T 2006 son menores que las del 1T 2006 y 2T 2006 en 15.7% y 5.4%, respectivamente. La compañía espera compensar la probable disminución en las ventas de repuestos y servicios en el 4T 2006 con una mayor venta de equipos Caterpillar, debido a la alta demanda de los mismos por parte de los clientes del sector minero y sector construcción.

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al tercer trimestre del 2006 y 2005. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

En la Junta General de Accionistas de fecha 28 de Marzo del 2005, se acordó la escisión de un bloque patrimonial de la subsidiaria Motorindustria, relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos, el cual ha sido transferido a Ferreyros S.A.A. Esta escisión se hizo efectiva el 1° de marzo del 2006.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 3T 2006 ascendieron a S/. 339.7 millones, en comparación con S/. 302.7 millones del mismo período del año anterior, un incremento de 12.2. %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 30.4% a las del 3T 2005 (S/. 162.9 millones en el 3T 2006; S/. 124.9 millones en el 3T 2005), debido a lo siguiente:

- Incremento de 19.2% en la venta de equipos Caterpillar (S/. 123.1 millones en el 3T 2006; S/: 103.3 millones en el 3T 2005), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería, así como por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería, de empresas contratistas que efectúan trabajos de desarrollo para empresas de diferentes sectores económicos y de empresas constructoras encargadas de la ejecución de importantes proyectos viales, como la construcción de la carretera interoceánica.
- Disminución de 40.2% en la venta de equipos agrícolas (S/.4.4 millones en el 3T 2006; S/. 7.3 millones en el 3T 2005, debido a la reducción en la demanda de dichas unidades por parte de agricultores dedicados a la producción de arroz, como consecuencia de la disminución en el precio de dicho producto en el mercado local.
- Incremento de 67.9% en las ventas de la línea automotriz (S/. 12.3 millones en el 3T 2006; S/. 7.3 millones en el 3T 2005), producido por la demanda generada por la renovación del parque automotor, así como por la prohibición para importar vehículos usados.
- Incremento de 231.8% en las ventas de unidades usadas (S/. 23.0 millones en el 3T 2006, S/. 6.9 millones en el 3T 2005), que se explica

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

por mayores ventas a empresas dedicadas a la construcción de carreteras y a empresas contratistas que realizan trabajos de construcción y desarrollo para la mediana y gran minería.

De otro lado, en el 3T 2006, las ventas de repuestos y servicios fueron inferiores en 2.4% a las del mismo período del año anterior (S/.151.9 millones en el 3T 2006; S/.155.7 millones en el 3T 2005), debido a que, a partir del 2T 2006, un cliente importante de la gran minería ha disminuido paulatinamente sus requerimientos de repuestos y servicio, como consecuencia de la estacionalidad de las reparaciones de su parque de maquinarias. Por tal razón, es probable que la cantidad de componentes de dicho cliente que se repare en el cuarto trimestre del 2006 sea similar a la del tercer trimestre pero menor a las del primer y segundo trimestre. Sin embargo, la compañía estima que esta disminución será compensada con una mayor venta de equipos Caterpillar, los cuales tienen actualmente una alta demanda, principalmente, por parte de clientes del sector minero y del sector construcción.

Por otra parte, los ingresos por alquiler de equipos del 3T 2006 mostraron un ligero incremento de 2.5% en comparación con los registrados en el mismo periodo del año anterior (S/. 4.9 millones el 3T 2006; S/. 4.8 millones en el 3T 2005).

UTILIDAD EN VENTAS.- La utilidad en ventas del 3T 2006 ascendió a S/. 78.5 millones, en comparación con S/. 70.8 millones del mismo período del año anterior, un incremento de 10.8%, originado principalmente por un aumento en las ventas de equipos Caterpillar. En términos porcentuales el margen bruto del 3T 2006 es similar al del mismo período del año anterior (3T 2006: 23.1%; 3T 2005: 23.4%) .

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 3T 2006 a S/. 47.4 millones en comparación con S/. 42.9 millones del mismo período del año anterior, un incremento neto de 10.5 %, debido principalmente a:

- Un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un incremento no significativo de los gastos fijos.

En el tercer trimestre del 2006 los gastos de venta y administración representan el 14.0 % de las ventas netas frente al 14.2 % del mismo periodo del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 3T 2006 ascendieron a S/. 10.0 millones en comparación con S/. 7.4 millones del mismo período del año anterior, un incremento de 34.8%, generado principalmente por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior. En el 3T 2006 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

mismo período del año anterior, como consecuencia de un aumento en las compras de equipos y repuestos, el cual ha sido producido por el importante crecimiento de las ventas.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 8.2 millones en el 3T 2006 en comparación con S/.9.0 millones del mismo período del año anterior, una disminución de 8.7% debido principalmente a una sustitución de obligaciones con tasa de interés alta por otras con tasa de interés menor. Esta disminución se ha logrado a pesar del incremento de S/. 27.3 millones en el pasivo promedio sujeto al pago de interés (pasivo promedio 3T 2006: S/.452.6 millones; pasivo promedio 3T 2005: S/.425.3 millones).

OTROS INGRESOS (EGRESOS). - En el 3T 2006 se registró en este rubro un egreso neto de S/. 1.0 millones en comparación con un egreso neto de S/. 3.6 millones del mismo periodo del año anterior. En el 3T 2006, se registro en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 3.1 millones por provisión para desvalorización de existencias; y ii) otros ingresos netos por S/. 2.1 millones. En el 3T 2005, se incluyó en este rubro básicamente los siguientes conceptos: i) un egreso de S/. 3.7 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 2.0 por provisión para desvalorización de activo fijo, iii) un ingreso neto de S/. 1.0 millones por resoluciones de contrato; y iv) otros ingresos netos por S/. 1.1 millones.

UTILIDAD (PERDIDA) EN CAMBIO.- El 3T 2006 incluye una utilidad en cambio por S/. 3.2, mientras que en el 3T 2005 incluye una pérdida en cambio por S/. 6.9 millones. La utilidad en cambio del 3T 2006 se produjo como consecuencia de la apreciación del nuevo sol frente al dólar americano de 0.31 %. En el mismo periodo del año anterior, la pérdida en cambio fue generada por una devaluación del sol frente al dólar americano de 2.8 %. En el caso de la Compañía, el importe de las cuentas por pagar en dólares americanos es mayor que el monto de las cuentas por cobrar en dicha moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del tercer trimestre del 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 3T 2006 ascendió a S/. 21.8 millones en comparación con S/. 8.5 millones del mismo período del año anterior, un incremento de 155.8%, explicado por un incremento en la utilidad bruta, un incremento en los ingresos financieros, una disminución en los gastos financieros, una disminución en los egresos diversos y un aumento en la utilidad en cambio; lo cual ha permitido cubrir el moderado incremento de los gastos de administración y de ventas así como aumentar la utilidad neta en S/. 13.3 millones en relación con la obtenida en el mismo período del año anterior.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN (UAIDA).- La UAIDA (EBITDA, por sus siglas en inglés) en el 3T 2006 ascendió a S/. 148.5 millones frente a S/. 92.4 millones del mismo período del año anterior, lo cual representa un incremento de 60.7%.

ANALISIS DEL BALANCE GENERAL

Al 30-09-06, el total de pasivos ascendió a S/. 589.4 millones en comparación con S/. 553.5 millones al 30-09-05, un incremento de S/. 35.9 millones. Por otra parte, el total de activos al 30-09-06 ascendió a S/. 966.7 millones en comparación con S/. 863.0 millones al 30-09-05, un incremento neto de S/. 103.7 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 46.1 millones, como consecuencia de: i) aumento de S/. 35.6 millones por mayores ventas ii) aumento de S/.20.4 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; iii) disminución de S/. 8.7 millones por incremento en la provisión para cobranza dudosa; y iv) disminución de S/. 1.2 millones por incremento en intereses diferidos.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 19.4 millones, que se explica por: i) disminución de S/. 20.4 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; y ii) otros incrementos netos por S/. 1.0 millones.

c) Aumento neto de Existencias por S/. 58.1 millones debido a: i) aumento neto de S/. 74.0 millones por compras efectuadas en el período para atender el crecimiento de las ventas, ii) disminución neta de S/. 2.9 millones por transferencia de equipos del inventario a la flota de alquiler; iii) disminución de S/. 13.0 millones por incremento de la provisión para desvalorización de existencias.

d) Incremento neto del Activo Fijo por S/. 12.9 millones, que se explica por:
i) aumento de S/. 18.4 millones por compras de equipos de alquiler; ii) aumento de S/. 18.0 millones por compras de otros activos fijos; iii) incremento neto de S/. 2.9 millones por transferencia de equipo de alquiler del inventario al activo fijo; iv) disminución de S/.31.6 millones por aumento en la depreciación acumulada; v) disminución de S/. 2.0 millones por aumento en la provisión para desvalorización de activo fijo; y vi) otros incrementos netos por S/. 7.2 millones.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-09-06 es de 1.76, superior al ratio corriente de 1.49 al 30-09-05.

El ratio de apalancamiento financiero al 30-09-06 es de 1.18 en comparación con 1.41 al 30-09-05. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 30 de septiembre del 2006 se muestra en el anexo 4.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS

ANEXO 1

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Estado de Ganancias y Pérdidas

	3T 06	%	2T 06	%	3T 05	%	3T 06/ 2T 06 %	3T 06/ 3T 05 %	Acumulado al 30-09-06	%	Acumulado al 30-09-05	%	Variación %
Ventas Netas	**339,772**	**100.0**	**393,491**	**100.0**	**302,698**	**100.0**	**-13.7**	**12.2**	**1,069,626**	**100.0**	**811,074**	**100.0**	**31.9**
Costo de Ventas	-261,276	-76.9	-310,687	-79.0	-231,843	-76.6	-15.9	12.7	-830,003	-77.6	-625,006	-77.1	32.8
Utilidad en ventas	**78,496**	**23.1**	**82,804**	**21.0**	**70,855**	**23.4**	**-5.2**	**10.8**	**239,623**	**22.4**	**186,067**	**22.9**	**28.8**
Gastos de Venta y Administración	-47,418	-14.0	-45,258	-11.5	-42,900	-14.2	4.8	10.5	-136,978	-12.8	-128,902	-15.9	6.3
Utilidad en operaciones	**31,078**	**9.1**	**37,546**	**9.5**	**27,954**	**9.2**	**-17.2**	**11.2**	**102,645**	**9.6**	**57,165**	**7.0**	**79.6**
Ingresos Financieros	9,965	2.9	8,017	2.0	7,392	2.4	24.3	34.8	26,711	2.5	19,071	2.4	40.1
Gastos Financieros	-8,237	-2.4	-7,737	-2.0	-9,022	-3.0	6.5	-8.7	-25,641	-2.4	-24,568	-3.0	4.4
Otros Ingresos (Egresos), neto	-1,031	-0.3	-1,901	-0.5	-3,615	-1.2	-45.8	-71.5	-5,392	-0.5	-11,722	-1.4	-54.0
Utilidad antes de diferencia en cambio	**31,775**	**9.4**	**35,925**	**9.1**	**22,708**	**7.5**	**-11.6**	**39.9**	**98,323**	**9.2**	**39,945**	**4.9**	**146.1**
Utilidad en cambio	3,277	1.0	7,650	1.9	-6,920	-2.3	-57.2	-147.4	14,811	1.4	-4,266	-0.5	-447.2
Utilidad antes de Participaciones e Impuesto a la Renta	**35,053**	**10.3**	**43,574**	**11.1**	**15,789**	**5.2**	**-19.6**	**122.0**	**113,134**	**10.6**	**35,679**	**4.4**	**217.1**
Participaciones	-2,947	-0.9	-3,678	-0.9	-1,599	-0.5	-19.9	84.3	-9,665	-0.9	-3,702	-0.5	161.0
Utilidad antes de Impuesto a la Renta	**32,105**	**9.4**	**39,897**	**10.1**	**14,189**	**4.7**	**-19.5**	**126.3**	**103,469**	**9.7**	**31,977**	**3.9**	**223.6**
Impuesto a la Renta	-10,265	-3.0	-12,867	-3.3	-5,651	-1.9	-20.2	81.6	-33,587	-3.1	-13,361	-1.6	151.4
Utilidad neta	**21,841**	**6.4**	**27,029**	**6.9**	**8,538**	**2.8**	**-19.2**	**155.8**	**69,882**	**6.5**	**18,615**	**2.3**	**275.4**

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General (Expresado en miles de nuevos soles)

	30-sep-06	30-sep-05	Variación % 30-sep-06 / 30-sep-05
Caja y bancos	36,717	38,256	-4.0
Cuentas por cobrar comerciales	282,708	236,128	19.7
Inventarios	308,206	250,155	23.2
Otras cuentas por cobrar	12,050	31,449	-61.7
Gastos pagados por anticipado	9,516	5,821	63.5
Activo Corriente	**649,197**	**561,809**	15.6
Cuentas por cobrar comerciales a largo plazo	27,653	28,105	-1.6
Inmueble, maquinaria y equipo			
Equipo de alquiler	98,464	90,152	9.2
Otros activos fijos	370,457	365,926	1.2
	468,921	456,078	2.8
Depreciación acumulada	-211,491	-211,527	0.0
Inmueble, maquinaria y equipo, neto	257,430	244,551	5.3
Inversiones	19,622	18,948	3.6
Otros activos no corrientes	12,750	9,577	33.1
Activo no Corriente	317,455	301,181	5.4
Total Activo	**966,652**	**862,990**	12.0
Deuda de corto plazo	69,208	130,708	-47.1
Otros pasivos corrientes	299,253	246,397	21.5
Pasivo corriente	**368,461**	**377,105**	-2.3
Deuda de largo plazo	220,927	176,409	25.2
Total Pasivo	**589,388**	**553,514**	6.5
Ganancias diferidas	5,871	9,705	-39.5
Impuesto a la renta diferido			
Patrimonio	**371,393**	**299,771**	23.9
Total Pasivo y Patrimonio	**966,652**	**862,990**	12.0
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	24,537	27,974	
UAIDA	**148,501**	**92,487**	
Ratios Financieros			
Ratio corriente	1.76	1.49	
Apalancamiento Financiero	1.18	1.41	
Valor contable por acción	1.44	1.24	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones

	3T 06	%	2T 06	%	3T 05	%	3T 06/ 2T 06 %	3T 06/ 3T 05 %	Acumulado al 30-9-2006	%	Acumulado al 30-9-2005	%	Variación %
Caterpillar:													
Gran minería	35,309	10.4	53,661	13.6	33,312	11.0	-34.2	6.0	112,359	10.5	113,012	13.9	-0.6
Otros	87,839	25.9	112,890	28.7	70,023	23.1	-22.2	25.4	273,869	25.6	150,781	18.6	81.6
	123,148	36.2	166,551	42.3	103,335	34.1	-26.1	19.2	386,228	36.1	263,793	32.5	46.4
Equipos agrícolas	4,397	1.3	8,802	2.2	7,350	2.4	-50.0	-40.2	19,607	1.8	24,841	3.1	-21.1
Automotriz	12,384	3.6	7,087	1.8	7,375	2.4	74.7	67.9	27,765	2.6	22,102	2.7	25.6
Unidades usadas	23,023	6.8	17,892	4.5	6,938	2.3	28.7	231.8	56,463	5.3	29,336	3.6	92.5
	162,952	48.0	200,332	50.9	124,998	41.3	-18.7	30.4	490,063	45.8	340,072	41.9	44.1
Repuestos y servicios	151,938	44.7	160,694	40.8	155,750	51.5	-5.4	-2.4	492,769	46.1	408,299	50.3	20.7
Alquileres	4,922	1.4	4,651	1.2	4,802	1.6	5.8	2.5	13,256	1.2	11,891	1.5	11.5
Otras ventas de subsidiarias	19,960	5.9	27,814	7.1	17,148	5.7	-28.2	16.4	73,538	6.9	50,812	6.3	44.7
Total	339,772	100.0	393,491	100.0	302,698	100.0	-13.7	12.2	1,069,626	100.0	811,074	100.0	31.9

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-09-2006
Minería	49.7%
Construccion	16.9%
Comercio y servicios	10.2%
Hidrocarburos	3.7%
Pesca	3.3%
Transporte	2.0%
Agricultura	2.9%
Gobierno	1.4%
Industria	1.0%
Otros	9.0%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del Pasivo al 30 de septiembre del 2006
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	63,125	45,246	2,163	15,716
Proveedores:				
Caterpillar	7,692	7,692		
Otros	13,603	13,603		
Bonos corporativos	60,000	10,000	7,500	42,500
Caterpillar Financial Services	10,106		603	9,503
Otros pasivos	27,188	27,188		
Total	181,714	103,729	10,266	67,719

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

RECEIVED

2006 NOV 17 P 1:18

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS
NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERÍODO TERMINADO EL 30 DE SETIEMBRE DEL 2006

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

Respecto de las NIC 21 y 27 revisadas en el 2003, el Consejo Normativo de Contabilidad, tomando en consideración que se requiere de mayor estudio de los criterios técnicos sobre los que las empresas deben sustentar y establecer su moneda funcional, y teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su resolución N° 038-2005-EF/93.01 de fecha 28 de diciembre del 2005, publicada el 3 de febrero del 2006 acordó suspender la entrada en vigencia de la NIC 21 revisada en el 2003 hasta el 31 de diciembre de 2006, y restituir por el mismo periodo la NIC 21 anterior así como las SIC 19 y 30, excepto por el tratamiento alternativo indicado en los párrafos del 20 al 22 de la referida norma; esta resolución no impide la aplicación optativa de la NIC 21 revisada en el 2003, en los términos que se indican en el articulo 3 de la resolución N° 034-2005-EF/93.01. En adición se mantiene la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias y asociadas.

Los estados financieros del periodo han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2005.

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Moneda de medición y presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda de medición). Los estados financieros se presentan en nuevos soles, que es la moneda medición y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

	30-09-06		31-12-05	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	343,858	32,869	318,438	45,432
Intereses diferidos	(10,665)	(5,217)	(11,083)	(3,897)
Provisión para cuentas de cobranza dudosa	(50,485)		(47,632)	
	282,708	27,653	259,723	41,535

3) EXISTENCIAS

Este rubro comprende:

	30-09-06	31-12-05
	S/.000	S/.000
Maquinas, motores y automotores	122,668	145,782
Repuestos	113,727	97,590
Mercaderías	17,624	13,958
Servicios de taller en proceso	21,555	21,043
Productos en proceso	5,550	5,506
Materias primas y material de empaque	2,802	6,152
Existencias por recibir	42,419	26,884
	326,345	316,915
Provisión para desvalorización de existencias	(18,139)	(19,218)
	308,206	297,697

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30-09-06	30-09-05
	S/.000	S/.000
Saldo inicial	19,218	14,424
Adiciones del período	9,511	8,363
Aplicaciones por ventas	(10,590)	(6,125)
Saldo final	18,139	16,662

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Otros Cambios	Saldos Finales
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Costo -						
Terrenos	67,330	323	(153)	-	-	67,500
Edificios y otras construcciones	105,463	556	(198)	4,763	-	110,583
Instalaciones	14,348	597	-	(3,648)	-	11,297
Maquinaria y equipo	120,226	3,427	(1,598)	6,661	-	128,717
Maquinaria y equipo-						
Flota de alquiler	77,465	14,227	(1,157)	7,596	333	98,464
Unidades de transporte	9,248	205	(173)	-	-	9,278
Muebles y enseres	36,229	1,715	(971)	-	-	36,973
Trabajos en curso	2,997	15,435	-	(2,232)	(213)	15,987
	423,305	36,484	(4,249)	13,140	120	468,799
Depreciación Acumulada -						
Edificios y otras construcciones	38,293	2,512	(33)	635	-	41,406
Instalaciones	7,416	595	-	(622)	-	7,389
Maquinaria y equipo	87,500	7,689	(1,145)	(14)	-	94,030
Maquinaria y equipo-						
Flota de alquiler	20,238	11,311	(20)	(7,858)	-	23,669
Unidades de transporte	6,983	502	(173)	(1)	-	7,311
Muebles y enseres	28,763	1,804	(959)	-	-	29,609
	189,191	24,413	(2,330)	(7,860)	-	203,415
	234,113					265,384
Provisión para desvalorización de inmueble	(7,954)					(7,954)
Costo neto	226,159					257,430

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) **EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA**

La deuda por bonos corportaivos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento			Saldo pendiente de pago:			
			TOTAL	TOTAL	CORRIENTE	CORRIENTE	NO CORRIENTE	NO CORRIENTE
			US $.000	S/. 000	US $.000	S/. 000	US $.000	S/. 000
Cuarta emisión, Serie A, del primer programa	Julio del 2004	Hasta julio del 2007	7,500	24,375	7,500	24,375		
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	24,375			7,500	24,375
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	48,750			15,000	48,750
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	10,000	32,500			10,000	32,500
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	32,500			10,000	32,500
TOTALES			50,000	162,500	7,500	24,375	42,500	138,125

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie A, del segundo programa de instrumentos de corto plazo Ferreyros	Setiembre del 2006	Marzo del 2007	10,000	32,500
TOTALES			10,000	32,500

Los intereses devengados por títulos de deuda ascienden a S/.7.1 millones.

Las redenciones de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Cuarta emisión, Serie B, del primer programa	Abril del 2006	10,000	32,500
Cuarta emisión, Serie C, del primer programa	Julio del 2006	5,000	16,250
TOTALES		15,000	48,750

6) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	2006			2005		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	922,448	129,727	1,052,175	665,891	113,207	779,098
Utilidad de operación	93,726	8,918	102,645	47,421	9,744	57,166
Principales activos:						
Activos fijos	174,363	83,067	257,430	166,605	77,945	244,551
Existencias	248,245	59,961	308,206	205,785	44,370	250,155
Cuentas por Cobrar	250,031	60,330	310,361	199,895	64,338	264,233

7) PATRIMONIO

a) Capital

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2006, se aprobó aumentar el capital social en S/.18.0 millones mediante la capitalización de resultados acumulados y excedente de reevaluación.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social está representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una.

b) Excedente de revaluación

Debido a un error en la interpretación de la "NIC 16- Propiedad , Planta y Equipo", que establece las normas para el tratamiento del excedente de revaluación, la Compañía ha capitalizado en ejercicios anteriores excedente de revaluación por S/. 7.8 millones , el cual representa el 2.24% del patrimonio. Aun cuando dicho importe es inmaterial para afectar el patrimonio neto de la Compañía, con el propósito de cumplir con criterios de total transparencia con el mercado, la Compañía ha restituido el excedente de reevaluación capitalizado por S/. 7.8 millones con cargo a resultados acumulados. Cabe destacar que esta situación no afecta de manera alguna el valor del patrimonio neto ni la capacidad de la Compañía para honrar su política de distribución de dividendos.

c) Resultados acumulados

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones y la capitalización de resultados acumulados por S/. 13.8 millones.

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Adicionalmente, se ha restituido el excedente de revaluación capitalizado por S/. 7.8 millones con cargo a resultados acumulados.

8) CONTINGENCIAS Y COMPROMISOS

Al 30 de Setiembre del 2006, la Compañía tiene las siguientes contingencias:

a. En Abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b. En Diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.19.1 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración Tributaria.

c. En Junio del 2006, la Compañía ha recibido acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 28.8 y S/. 4.7 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración tributaria.

d. Al 30 de Junio del 2006, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.0 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias indicadas, de acuerdo al procedimiento establecido, la Administración Tributaria hizo conocer a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Adicionalmente, es importante mencionar lo siguiente:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

a. Con fecha 18 de mayo del 2006, la Compañía recibió de la Administración Tributaria una acotación por S/. 1.0 millón, relacionada con las Resoluciones del Tribual fiscal Nros. 0758-2-2005 y 01644-1-2006, que determinaron que la metodología de ajuste por inflación no resultaba de aplicación en un escenario en el cual no existe inflación sino deflación, razón por la cual no debió determinarse REI tributario por el ejercicio 2001.

Al respecto, con fecha 26 de Julio del 2006 fue publicada la ley N° 28843 la cual dejó sin efectos las indicadas Resoluciones del tribunal Fiscal, lo que obligará a la Administración tributaria a declarar fundado nuestro recurso de reclamación en relación a la indicada Resolución de Determinación, dejando sin efecto la deuda tributaria por S/. 1.0 millón.

b. Al 30 de Junio del 2005 se encontraba pendiente de resolución por parte del Tribunal Fiscal una acotación por S/. 2.7 millones por supuesta omisión en el pago de una multa relacionada con el Impuesto a la Renta del ejercicio 2001. En noviembre del 2005 el Tribunal Fiscal declaró nula y sin efecto dicha resolución, razón por la cual ya no aparece como contingencia al 30-09-06.

Al 30 de Setiembre del 2006, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 13.8 millones y US $ 10.9 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 0.7millones, que garantizan transacciones diversas.

9) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Periodos terminados el:	
		30-09-06	30-09-05	30-09-06	30-09-05
Utilidad neta	S/.	21,840,512	8,537,800	69,882,000	18,615,200
Promedio ponderado de acciones comunes en circulación		258,360,000	258,360,000	258,360,000	258,360,000
Utilidad basica por acción	S/.	0.085	0.033	0.270	0.072

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de Setiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-09-06	30-09-05
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	60,548	29,778
Transferencias de inmuebles, maquinarias y equipo a existencias	39,537	44,506

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

DATOS GENERALES DE LA EMPRESA

RECEIVED
2006 NOV 17 P 1:2
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2006	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar **TC**
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: **mvnet@conasev.gob.pe**
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: **mvnet@conasev.gob.pe**
Pagina Web :	www.ferreyros.com.pe	Ejemplo: **www.conasev.gob.pe**
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que metodo utilizo para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 30 de Setiembre del año 2006 y 31 de Diciembre del año 2005
(En miles de nuevos soles)

Código		Notas	Al 30 de Setiembre 2006	Al 31 de Diciembre 2005
	Activo			
	Activo Corriente			
1D0109	Efectivo y equivalentes de efectivo		36,717	17,189
1D0114	Inversiones financieras		0	0
1D0110	Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
1D0111	Activos disponibles para la venta		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	2	282,708	259,723
1D0104	Cuentas por Cobrar a Vinculadas			
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)		12,050	18,605
1D0106	Existencias (neto de provisión acumulada)	3	308,206	297,697
1D0112	Activos Biológicos		0	0
1D0115	Activos no corrientes disponibles para la venta		0	0
1D0107	Gastos Pagados por Anticipado		9,516	6,168
1D0113	Otros activos		0	0
1D01ST	**Total Activo Corriente**		**649,197**	**599,382**
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	2	27,653	41,535
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo		0	0
1D0203	Otras Cuentas por Cobrar a Largo Plazo		0	0
1D0217	Inversiones financieras		19,622	17,749
1D0213	Activos disponibles para la venta		0	0
1D0215	Activos financieros mantenidos a vencimiento		0	0
1D0214	Inversiones al método de la participación		15,277	13,608
1D0218	Otras Inversiones financieras		4,345	4,141
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0209	Existencias		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	4	257,430	226,159
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)		0	0
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo		11,635	11,301
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		1,115	763
1D02ST	**Total Activo No Corriente**		**317,455**	**297,507**
1D020T	**TOTAL ACTIVO**		**966,652**	**896,889**

	Notas	Al 30 de Setiembre 2006	Al 31 de Diciembre 2005	Código
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		2,001	2,158	1D0306
Obligaciones Financieras		179,050	79,211	1D0309
Cuentas por Pagar Comerciales		69,208	125,067	1D0302
Cuentas por Pagar a Vinculadas				1D0303
Provisiones			0	1D0310
Impuesto a la Renta y Particip. Corrientes		26,082	12,502	1D0311
Otras Cuentas por Pagar		92,551	143,127	1D0304
Pasivos por Instrumentos Financieros Derivados			0	1D0308
Total Pasivo Corriente		**368,892**	**362,065**	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		220,496	214,337	1D0401
Cuentas por Pagar Comerciales			0	1D0407
Cuentas por pagar a Vinculadas			0	1D0402
Pasivos por Instrumentos Financieros Derivados			0	1D0405
Provisiones			0	1D0406
Otras Cuentas por Pagar			0	1D0408
Ingresos Diferidos (netos)		5,871	5,669	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo			0	1D0404
Total Pasivo No Corriente		**226,367**	**220,006**	1D04ST
Total Pasivo		**595,259**	**582,071**	1D040T
Patrimonio Neto				
Capital	7	145,394	143,556	1D0701
Capital adicional			0	1D0702
Resultados no realizados	7	8,153	8,595	1D0708
Reservas Legales	7	6,801	5,432	1D0705
Otras Reservas			0	1D0706
Resultados Acumulados	7	31,618	14,165	1D0707
Diferencias de Conversión			0	1D0709
Total Patrimonio Neto atribuible a los accionistas mayoritarios		**191,966**	**171,748**	1D0710
Capital	7	138,802	122,622	1D0504
Acciones de Inversión			0	1D0505
Capital adicional			0	1D0506
Resultados no realizados	7	7,784	7,342	1D0507
Reservas Legales	7	7,341	4,632	1D0508
Otras Reservas			0	1D0509
Resultados Acumulados	7	25,500	8,474	1D0510
Diferencias de Conversión			0	1D0511
Total Patrimonio Neto atribuible a los Intereses Minoritarios		**179,427**	**143,070**	1D0503
Total Patrimonio Neto		**371,393**	**314,818**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**966,652**	**896,889**	1D070T

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2006 y 2005
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2006	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2006	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2005
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)		327,384	275,036	1,052,175	779,098
2D0102	Otros Ingresos Operacionales		1,730	3,061	3,036	3,642
2D01ST	**Total de Ingresos Brutos**		**329,114**	**278,097**	**1,055,211**	**782,740**
2D0201	Costo de Ventas (Operacionales)		-250,618	-207,242	-815,588	-596,672
2D0202	Otros costos operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		**-250,618**	**-207,242**	**-815,588**	**-596,672**
2D02ST	**Utilidad Bruta**		**78,496**	**70,855**	**239,623**	**186,068**
	Gastos Operacionales					
2D0302	Gastos de Ventas		-24,383	-24,424	-71,472	-75,186
2D0301	Gastos de Administración		-23,035	-18,476	-65,506	-53,716
2D03ST	**Utilidad Operativa**		**31,078**	**27,955**	**102,645**	**57,166**
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros		13,243	4,737	41,522	19,071
2D0402	Gastos Financieros		-8,237	-13,288	-25,641	-28,837
2D0406	Participación en los resultados de empresas vinculadas bajo el método de participación					
2D0409	Ganancia o pérdida por instrumentos financieros derivados					
2D0407	Ganancia o pérdida por venta de activos					
2D0403	Otros Ingresos					
2D0404	Otros Gastos		-1,031	-3,616	-5,392	-11,722
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		**35,053**	**15,788**	**113,134**	**35,678**
2D0501	Participación de los trabajadores		-2,947	-1,599	-9,665	-3,702
2D0502	Impuesto a la Renta		-10,265	-5,651	-33,587	-13,361
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**21,841**	**8,538**	**69,882**	**18,615**
	Utilidad (Pérdida) Neta atribuible:					
2D0802	**Accionistas mayoritarios**		11,169	4,526	35,747	9,802
2D0803	**Intereses Minoritarios**		10,672	4,012	34,135	8,813
			21,841	**8,538**	**69,882**	**18,615**
2D0901	Utilidad (pérdida) básica por acción común	9	0.085	0.033	0.270	0.072
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (pérdida) diluida por acción común		0.000	0.000	0.000	0.000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

Estado de Flujos de Efectivo

Por los periodos terminados al 30 de Setiembre del año 2006 y 2005

(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2006 al 30 de Setiembre de 2006	Del 1 de Enero de 2005 al 30 de Setiembre de 2005
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales		1,068,507	699,476
3D0110	Honorarios y comisiones		1,419	2,945
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)		8,875	6,678
3D0111	Dividendos (no incluidos en la actividad de inversión)			
3D0112	Regalías			
3D0104	Otros cobros de efectivo relativos a la actividad		31,817	10,888
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios		-949,686	-675,699
3D0105	Remuneraciones y beneficios sociales		-96,516	-94,875
3D0106	Tributos		-28,735	-12,749
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)			
3D0114	Dividendos (no incluidos en la actividad de financiamiento)			
3D0113	Regalías			
3D0108	Otros Pagos de efectivo relativos a la actividad		-4,615	
3D01ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**		**31,066**	**-63,336**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0209	Prestamos a vinculadas			
3D0201	Venta de inversiones financieras		1,898	
3D0213	Venta de inversiones inmobiliarias			
3D0202	Venta de inmuebles, maquinaria y equipo		1,222	6,913
3D0203	Venta de activos intangibles			
3D0210	Intereses y rendimientos			
3D0211	Dividendos			4,886
3D0204	Otros cobros de efectivo relativos a la actividad			1,261
	Menos pagos (salidas) por:			
3D0212	Prestamos otorgados a vinculadas			
3D0205	Compra de inversiones financieras		-2,000	-61
3D0214	Compra de inversiones inmobiliarias			
3D0206	Compra de inmuebles, maquinaria y equipo		-24,980	-8,672
3D0215	Desembolsos por trabajos en curso de inmueble, maquinaria y equipo			
3D0207	Compra y desarrollo de activos intangibles			
3D0216	Otros activos financieros			
3D0217	Otros activos no financieros			
3D0208	Otros pagos de efectivo relativos a la actividad		-3,235	
3D02ST	**Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**		**-27,095**	**4,327**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0308	Préstamos bancarios			
3D0314	Emisión de obligaciones financieras		346,007	233,086
3D0301	Emisión de acciones o nuevos aportes			
3D0309	Venta de acciones en tesorería			
3D0303	Otros cobros de efectivo relativos a la actividad			35,322
	Menos pagos (salidas) por:			
3D0313	Amortización o pago de préstamos bancarios			
3D0315	Amortización o pago de obligaciones financieras		-288,954	-163,949
3D0310	Recompra de acciones propias (acciones en tesorería)			
3D0311	Intereses y rendimientos		-22,856	-24,394
3D0305	Dividendos pagados a accionistas de la matriz			
3D0316	Dividendos pagados a intereses minoritarios		-13,316	-11,986
3D0317	Diferencias de conversión			
3D0306	Otros pagos de efectivo relativos a la actividad.		-5,324	-2,616
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**		**15,557**	**65,463**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**19,528**	**6,454**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		17,189	31,802
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**36,717**	**38,256**

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

Estado de Flujos de Efectivo

Por los periodos terminados al 30 de Setiembre del año 2006 y 2005

(En miles de nuevos soles)

Codigo de Cuenta		Notas	Del 1 de Enero de 2006 al 30 de Setiembre de 2006	Del 1 de Enero de 2005 al 30 de Setiembre de 2005
	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
3D05ST	Utilidad (Pérdida) neta del Ejercicio		69,882	18,615
	Más :			
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0609	Provisión de cuentas de cobranza dudosa		6,833	4,748
3D0610	Provisión por desvalorización de existencias		9,511	8,363
3D0611	Provisión por fluctuación del valor de inversiones financieras			
3D0612	Depreciación del ejercicio		24,413	27,974
3D0613	Desvalorización de activos			
3D0614	Amortización y castigo de activos intangibles		124	
3D0615	Provisión para protección del medio ambiente			
3D0616	Amortización de otros activos			
3D0604	Provisiones		17,348	19,311
3D0606	Pérdida en venta de inversiones financieras			
3D0617	Pérdida en venta de inversiones inmobiliarias		508	
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo			
3D0618	Pérdida en venta de activos intangibles			
3D0619	Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo			
3D0622	Pérdida por aplicación del valor razonable			
3D0620	Impuesto a la renta y participación de los trabajadores diferidos		248	
3D0621	Efecto acumulado por cambios en las políticas contables			
3D0608	Otros		9,778	15,323
	Menos:			
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio			
3D0703	Utilidad en venta de inversiones financieras			
3D0706	Utilidad en venta de inversiones inmobiliarias			
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo		-658	-4,081
3D0707	Utilidad en venta de activos intangibles			
3D0712	Ganancia por aplicación del valor razonable			
3D0708	Impuesto a la renta y participación de los trabajadores diferidos			-898
3D0709	Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo			
3D0710	Efecto acumulado por cambios en las políticas contables			
3D0711	Otros		-1,868	-105
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
3D0812	(Aumento) Disminución de Activos financieros a valor razonable a través de ganancias y pérdidas			
3D0819	(Aumento) Disminución de Activos disponibles para la venta			
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados			
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales		-17,769	-100,156
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas			
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar		-2,517	-3,668
3D0804	(Aumento) Disminución en Existencias		-15,906	-36,042
3D0813	(Aumento) Disminución en Activos Biológicos			
3D0817	(Aumento) Disminución de Activos no corrientes disponibles para la venta			
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado		-2,163	-86
3D0818	(Aumento) Disminución de Otros Activos			
3D0814	Aumento (Disminución) de Obligaciones Financieras			
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales		-75,397	-15,658
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas			
3D0815	Aumento (Disminución) de Provisiones			
3D0816	Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes			
3D0808	Aumento (Disminución) de Otras Cuentas por Pagar		8,699	3,024
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados			
3D08ST	Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		31,066	-63,336
	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
3D0901	Ajuste de ejercicios anteriores		0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero		0	0
3D0903	Compensación de pasivos corrientes		0	0
3D0904	Compensación de pasivos no corrientes		0	0
3D0905	Capitalización de acreencias u obligaciones		0	0
3D0906	Revaluación de activos		0	0
3D0907	Aportes de capital en bienes		0	0

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2006 y 2005
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital adicional	Resultados no realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a los accionistas mayoritarios	Total Patrimonio Neto atribuible a los Intereses Minoritarios	Total
4D0101	**Saldos al 1ero. de enero de 2005**	135,667	0	5,537	3,946	0	12,949	0	158,099	135,046	293,145
4D0117	1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	0
4D0111	2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	10,001	0	10,001	8,614	18,615
4D0119	Total de ingresos y gastos del período	0	0	0	0	0	10,001	0	10,001	8,614	18,615
4D0102	3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0	0
4D0103	4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0104	5. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	-6,466	0	-6,466	-5,523	-11,989
4D0105	6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0110	7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	0
4D0114	8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0107	9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	10. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0116	12. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0112	13. Otros incrementos o disminuciones de las partidas patrimoniales	7,889	0	-841	1,487	0	-8,535	0	0	0	0
4D0118	14. Interés Minoritario	0	0	0	0	0	0	0	0	0	0
4D01ST	**Saldos al 30 de Setiembre de 2005**	143,556	0	4,696	5,433	0	7,949	0	161,634	138,137	299,771
4D0201	**Saldos al 1ero. de enero de 2006**	143,556	0	8,595	5,432	0	14,165	0	171,748	143,070	314,818
4D0217	1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	0
4D0211	2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	31,749	0	31,749	38,133	69,882
4D0219	Total de ingresos y gastos del período	0	0	0	0	0	31,749	0	31,749	38,133	69,882
4D0202	3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	38	0	0	-38	0	0	0	0
4D0203	4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0204	5. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	-3,536	0	-3,536	-9,772	-13,308
4D0205	6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0210	7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	0
4D0214	8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0207	9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	10. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0215	11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0216	12. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0212	13. Otros incrementos o disminuciones de las partidas patrimoniales	9,218	0	-38	1,542	0	-10,722	0	0	1	1
4D0218	14. Interés Minoritario	-7,380	0	-442	-173	0		0	-7,995	7,995	0
4D02ST	**Saldos al 30 de Setiembre de 2006**	145,394	0	8,153	6,801	0	31,618	0	191,966	179,427	371,393

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915